SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                 NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
                    UNDER THE INVESTMENT COMPANY ACT OF 1940



                                 THE SIMMS FUNDS
                            Exact Name of Registrant

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                            NOTIFICATION OF ELECTION

         The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940, as amended (the "1940 Act"). It is understood that this election is irrevocable while such Rule is in effect unless the Commission order upon application permits the withdrawal of this Notification of Election.

                                    SIGNATURE

         Pursuant to the requirements of Rule 18f-1 under the 1940 Act, the Registrant has caused this notification of election to be duly executed on its behalf in the City of New York and the State of New York on the 20th day of November, 1998.

                  Signature:                         THE SIMMS FUNDS
                                                     (Name of Registrant)
                                                     By: /s/ Peter M. Gorman
                                                         --------------------
                                                         Peter M. Gorman
                                                         Secretary


Attest: /s/ Arthur O. Poltrack
        ----------------------
     Name:  Arthur O. Poltrack
     Title: Chief Financial Officer